Exhibit 4.2

Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934

Common Stock, $0.01 Par Value Per Share

General

Texas Community Bancshares is authorized to issue 19,000,000 shares of common stock, par value of $0.01 per share. Each share of common stock has the same relative rights as, and are identical in all respects to, each other share of common stock.

Dividends

Texas Community Bancshares may pay dividends on its common stock if, after giving effect to such dividends, it would be able to pay its debts in the usual course of business and its total assets would exceed the sum of its total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividends. However, even if the assets of Texas Community Bancshares are less than the amount necessary to satisfy the requirement set forth above, Texas Community Bancshares may pay dividends from: its net earnings for the fiscal year in which the distribution is made; its net earnings for the preceding fiscal year; or the sum of its net earnings for the preceding eight fiscal quarters. The payment of dividends by Texas Community Bancshares is also subject to limitations that are imposed by applicable regulation, including restrictions on payments of dividends that would reduce the assets of Texas Community Bancshares below the then-adjusted balance of its liquidation account. The holders of common stock of Texas Community Bancshares will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If Texas Community Bancshares issues shares of preferred stock, the holders of shares of preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights

The holders of common stock of Texas Community Bancshares have exclusive voting rights in Texas Community Bancshares. They elect the board of directors of Texas Community Bancshares and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of common stock of Texas Community Bancshares are not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If Texas Community Bancshares issues shares of preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation

In the unlikely event of liquidation, dissolution or winding up of Texas Community Bancshares, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including payments with respect to its liquidation account), all of the assets of Texas Community Bancshares available for distribution. If preferred stock is issued, the holders of shares of preferred stock may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights; Redemption

Holders of the common stock of Texas Community Bancshares are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.